Exhibit 99.3

From: Ron Zwanziger
Sent: Wednesday, September 17, 2014
To: Gregg J. Powers
Via Email

Gregg,

Your public statement has indicated that the Board of Directors “would, of course, give appropriate consideration to any bona fide proposal that would maximize shareholder value”.  Therefore, further to our request for a one-month due diligence period to submit a fully financed offer to acquire Alere, subject as is always the case to customary conditions, we are ready to meet early next week to plan the month’s activity.  Our team will include both a preeminent private equity firm and a preeminent investment bank to address both the equity and debt needs of the transaction; so you can be assured our proposal is and will be bona fide.

Best,

Ron